UNITED STATES
SECURITIES and EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

001-33013
(Commission File Number)

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLUSHING BANK 401(k) SAVINGS PLAN

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flushing Financial Corporation
220 RXR Plaza

Uniondale, New York 11556

FLUSHING BANK 401(k) SAVINGS PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Flushing Bank 401(k) Savings Plan

Uniondale, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Flushing Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

New York, New York

June 20, 2018

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FLUSHING BANK 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2017	2016
Assets:

Investments, at fair value	$62,274,202	$55,867,093
Investments, at contract value	8,612,941	6,904,739

Receivables:
Employer contributions receivable	3,154,281	2,837,346
Employee contributions receivable	-	144
Notes receivable from participants	952,027	805,516
Total receivables	4,106,308	3,643,006

Net assets available for benefits	$74,993,451	$66,414,838

The accompanying notes are an integral part of these financial statements.

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FLUSHING BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended
December 31, 2017
Additions:

Investment income:
Net appreciation in fair value of investments	$2,267,831
Dividends and interest	1,249,820
Other income	16,321

Total investment income	3,533,972

Interest income on notes receivable from participants	36,552

Contributions:
Employer cash contributions	211,271
Employer non-cash contributions (FFIC common stock)	3,545,061
Participant contributions	2,754,274
Participant rollovers	1,616,355
Total contributions	8,126,961

Total additions	11,697,485

Deductions:

Administrative expenses	5,925
Benefits paid to participants	3,112,947
Total deductions	3,118,872

Net increase	8,578,613

Net assets available for benefits – December 31, 2016	66,414,838

Net assets available for benefits – December 31, 2017	$74,993,451

The accompanying notes are an integral part of this financial statement.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	Description of the Plan:

The following description of the Flushing Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Flushing Bank (the “Bank”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company"), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	General:

The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees age 21 and older of the Bank and participating affiliates. However, participants are not eligible to receive Bank contributions until they have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Trustee is Prudential Bank & Trust, FSB. The Plan is comprised of the following three components: participant deferrals (including Bank matching contributions), Profit Sharing (“PS”) contributions and Defined Contribution Retirement Program (“DCRP”) contributions. All three components of the Plan, as well as all earnings and losses thereon, are segregated by component.

b.	Contributions:

Participant contributions can be no less than 1% nor greater than 25% of the participant’s base compensation for each plan year. Participant contributions cannot exceed $18,000 annually for the plan year ended December 31, 2017, adjusted as prescribed under the Internal Revenue Code. Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,000 for 2017. The Bank will match 50% of each participant’s base contributions up to a maximum of 3% of the participant’s base compensation. Of the 50% match, one half of the match will be made in Company common stock, which the participant has the ability to immediately re-allocate. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements will annually have a contribution made to their individual accounts equal to 4% of their base compensation. PS contributions will be made annually at the Bank’s discretion. Any such contribution shall be allocated among eligible employees in proportion to each such employee’s eligible compensation for the entire year in which the effective date occurs. PS and DCRP contributions will be initially made in the form of Company common stock, which the participant has the ability to immediately re-allocate. Employer non-cash contributions reported on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017, include $3,154,281 in contributions receivable. This receivable represents $1,881,348 contribution to the PS and $1,272,933 contribution to the DCRP for the year ended December 31, 2017, which were made in February 2018.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

c.	Participant accounts:

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, PS contributions and DCRP contributions, and related net earnings and losses thereon and charged for withdrawals and certain administrative expenses. The Plan assets were segregated into eighteen (18) investment accounts at December 31, 2017 and 2016. All Plan assets are held by Prudential Bank & Trust, FSB.

d.	Vesting:

Participants are immediately 100 percent vested in their salary deferral contributions plus earnings and losses thereon. Vesting of employer contributions plus earnings and losses thereon is based on continuous years of service. A participant vests 20 percent per year of credited service and is 100 percent vested after five years of credited service. In addition, a participant also becomes 100 percent vested when they reach their normal retirement date, early retirement date, the occurrence of a change of control, upon the participant’s death, or the date the participant becomes disabled.

e.	Forfeitures:

Under the Plan, if a Participant who is not fully vested in the net value of his/her account terminates employment, the non-vested portion of the account shall constitute a forfeiture upon the earlier of when the participant takes a lump sum distribution of the vested portion of the account or the participant has been terminated from the Plan for five years. All forfeitures are to be applied against employer contribution obligations or against plan expense. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $11,577 and $66,230, respectively. In 2017, $185,024 in forfeitures was used to reduce employer contributions.

f.	Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the fifteen (15) offered investment accounts which are open for contributions. Thereafter, a participant may direct investment changes in their accounts daily. Three (3) investment accounts are closed to future contributions.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

g.	Payment of benefits:

Upon termination of service, a participant is entitled to receive a lump sum equal to the value of his or her account to the extent such funds are vested. If a participant's employment with the Bank is terminated for any other reason than death, disability or retirement and the account balance does not exceed $1,000, the Plan will automatically distribute a lump-sum payment to the participant.

h.	Voting rights:

With respect to the Company’s common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. For the mutual funds, the shares are voted at the discretion of the Plan Administrator.

i.	Notes receivable from participants:

Loans are made available to all participants. All loans must be collateralized by a security interest in the participant’s vested interest under the Plan equal to the amount of the loan. Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding PS and DCRP contributions and any earnings or losses thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months.

The term of a loan to a participant shall be no greater than five years, except to acquire a principal residence in which case the term shall be no greater than 10 years. Loans bear a rate of interest (currently prime plus one percent rounded to the nearest one quarter of one percent). At December 31, 2017, all outstanding loans bore an interest rate of 4.25% to 5.25% and at December 31, 2016, all outstanding loans bore an interest rate of 4.25% to 4.50%.

2.	Summary of Significant Accounting Policies:

a.	Basis of presentation:

The accompanying financial statements have been prepared using the accrual method of accounting as required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

b.	Use of estimates:

The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Investment valuation and income recognition:

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments bought and sold, as well as held during the year. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund. Purchases and sales of securities are recorded on a trade date basis.

d.	Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded.

e.	Expenses:

The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion. Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.

f.	Payment of benefits:

Benefit payments to participants are recorded upon distribution.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

3.	Fair Value Measurements:

Financial assets and financial liabilities reported at fair value are required to be measured based on either: (1) quoted prices in active markets for identical financial instruments (Level 1), (2) significant other observable inputs (Level 2), or (3) significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – where quoted market prices are available in an active market.

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued. Fair value can also be estimated by using pricing models, or discounted cash flows. Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to observable market information, models also incorporate maturity and cash flow assumptions.

Level 3 – when there is limited activity or less transparency around inputs to the valuation.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, and the method that was used to determine their fair value, at December 31, 2017 and 2016.

	At December 31, 2017
	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:

Mutual funds	$28,633,227	$-	$-	$28,633,227
Common stock	33,640,975	-	-	33,640,975

Total assets at fair value	$62,274,202	$-	$-	$62,274,202

	At December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:

Mutual funds	$21,828,743	$-	$-	$21,828,743
Common stock	34,038,350	-	-	34,038,350

Total assets at fair value	$55,867,093	$-	$-	$55,867,093

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2017 and 2016. There were no transfers between levels during the years ended December 31, 2017 and 2016.

Mutual funds – (Level 1) Valued at the net asset value (quoted market prices) of shares held by the plan at December 31, 2017 and 2016.

Common stock – (Level 1) Valued at the closing price reported on the active market on which the security is traded at December 31, 2017 and 2016.

4.	Fully Benefit-Responsive Investment Contracts:

The Plan holds the Prudential Guaranteed Income Fund (“PGIF”) which is a fully benefit-responsive investment contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. For the PGIF Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis. Certain factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account are used to establish interest crediting rates. These rates are established without the use of a specific formula.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan, (4) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA or (5) premature termination of the contract. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

5.	Risks and Uncertainties:

The Plan currently invests in sixteen (16) mutual funds, one guaranteed income fund and one equity security. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Benefits.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Company’s Board of Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

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FLUSHING BANK 401(k) SAVINGS PLAN

Notes to Financial Statements
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

7.	Federal Tax Status:

U.S. GAAP require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”). The IRS has determined and informed the Bank by a signed letter dated September 28, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore exempt from taxation. The Plan has since been amended and to the best of management’s belief, the Plan is designed and operating in accordance with the Internal Revenue Code as of December 31, 2017. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions, however there are currently no audits in progress for any tax periods.

8.	Related-Party Transactions:

Plan investments include a guaranteed income fund issued by the Prudential Retirement Insurance and Annuity Company and two mutual funds issued by Prudential Investments. For the year ended December 31, 2017 and 2016, the Plan Trustee was Prudential Bank & Trust, FSB. The Plan also includes the common stock of Flushing Financial Corporation, the parent company of the Bank. Accordingly, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

9.	Subsequent Events:

The Plan Administrator has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through June 20, 2018 (the date these financial statements were available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in these financial statements, as of or for the year ended December 31, 2017.

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SUPPLEMENTAL SCHEDULE

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FLUSHING BANK 401(k) SAVINGS PLAN

EIN 41-2231564

Plan 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par, or maturity value	Cost	value
*	Flushing Financial Corp.	Common Stock	**	$33,640,975
	PIMCO	Total Return Fund	**	3,056,789
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	**	8,612,941
*	Prudential	Stock Index Fund	**	5,480,396
	Alger	MidCap Growth Institutional Fund	**	381,999
	American Funds	Growth Fund of America	**	3,650,863
	Thornburg	International Value Fund	**	3,000,141
	Victory	Special Value Fund	**	33,614
	Pioneer Fundamental	Disciplined Value Fund	**	1,772,595
	Allianz NFJ	Small Cap Value Fund	**	1,608,749
	Lord Abbett	Development Growth Fund	**	2,209,833
	Oakmark	Equity and Income Fund	**	1,265,102
	JP Morgan	MidCap Value Fund	**	1,649,865
*	Prudential	Jennison MidCap Growth Fund	**	1,898,956
	MFS	MFS Value R4 Fund	**	1,737,930
	Financial Engines	Principal Bond Market Index R4 Fund	**	18,065
	Dreyfus	Dreyfus small Cap Stock Index Inv. Fund	**	491,512
	Dreyfus	Dreyfus International Stock Index Inv. Fund	**	376,818
*	Notes Receivable from Participants	All loans bear an interest rate ranging from 4.25% to 5.25% with maturity dates ranging from 2018 through 2026	$-	952,027

		Total		$71,839,170

* Party-in-interest to Plan

** Cost omitted for participant directed investments

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FLUSHING BANK 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flushing Bank 401(k) Savings Plan

Date: June 20, 2018	By:	/s/ Susan K. Cullen
Susan K. Cullen
Plan Administrator

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FLUSHING BANK 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23.1       Consent of Independent Registered Public Accounting Firm

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